Form 45-106F1 *Report of Exempt Distribution*

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT

ITEM 1 - REPORT TYPE

☐ New report

☑ Amended report If amended, provide filing date of report that is being amended 2018 | 05 | 29 (YYYY-MM-DD)

ITEM 2 - PARTY CERTIFYING THE REPORT

Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure and the companion policy to NI 81-106.

☐ Investment fund issuer

☑ Issuer (other than an investment fund)

☐ Underwriter

ITEM 3 - ISSUER NAME AND OTHER IDENTIFIERS

Provide the following information about the issuer, or if the issuer is an investment fund, about the fund.

Full legal name: C21 Investments Inc.

Previous full legal name: Curlew Lake Resources Inc.

If the issuer's name changed in the last 12 months, provide most recent previous legal name.

Website: www.cxxi.ca (if applicable)

If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of "legal entity identifier".

Legal entity identifier:

ITEM 4 - UNDERWRITER INFORMATION

If an underwriter is completing the report, provide the underwriter's full legal name and firm National Registration Database (NRD) number.

Full legal name:

Firm NRD number: (if applicable)

If the underwriter does not have a firm NRD number, provide the head office contact information of the underwriter.

Street address:

Municipality: | Province/State:

Country: | Postal code/Zip code:

Telephone number: | Website: (if applicable)

ITEM 5 - ISSUER INFORMATION

If the issuer is an investment fund, do not complete Item 5. Proceed to Item 6.

a) Primary industry

Provide the issuer's North American Industry Classification Standard (NAICS) code (6 digits only) that corresponds to the issuer's primary business activity. For more information on finding the NAICS industry code go to ***Statistics Canada's NAICS industry search tool.***

NAICS industry code: 4 4 6 1 1 0

If the issuer is in the ***mining industry,*** *indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer's stage of operations.*

☐ Exploration ☐ Development ☐ Production

Is the issuer's primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply.

☐ Mortgages ☐ Real estate ☐ Commerial/business debt ☐ Consumer debt ☐ Private companies

b) Number of employees

Number of employees: ☑ 0 - 49 ☐ 50 - 99 ☐ 100 - 499 ☐ 500 or more

c) SEDAR profile number

Does the issuer have a SEDAR profile?

☐ No ☑ Yes If yes, provide SEDAR profile number 0 0 0 1 0 8 9 6

If the issuer does not have SEDAR profile complete item 5(d) - (h).

d) Head office address

Street address		Province/State	
Municipality		Postal code/Zip code	
Country		Telephone number	

e) Date of formation and financial year-end

Date of formation: ____ YYYY ____ MM ____ DD   Financial year-end: ____ MM ____ DD

f) Reporting issuer status

Is the issuer a reporting issuer in any jurisdiction of Canada? ☐ No ☐ Yes

If yes, select the jurisdictions of Canada in which the issuer is a reporting issuer.

☐ All ☐ AB ☐ BC ☐ MB ☐ NB ☐ NL ☐ NT

☐ NS ☐ NU ☐ ON ☐ PE ☐ QC ☐ SK ☐ YT

g) Public listing status

If the issuer has a CUSIP number, provide below (first 6 digits only)

CUSIP number: ______

If the issuer is publicly listed, provide the names of all exchanges on which its securities are listed. Include only the names of exchanges for which the issuer has applied for and received a listing, which excludes, for example, automated trading systems.

Exchange name(s):

h) Size of issuer's assets

Select the size of the issuer's assets for its most recent financial year-end (Canadian $). If the issuer has not existed for a full financial year, provide the size of the issuer's assets at the distribution end date.

☐ $0 to under $5M ☐ $5M to under $25M ☐ $25M to under $100M

☐ $100M to under $500M ☐ $500M to under $1B ☐ $1B or over

ITEM 6 - INVESTMENT FUND ISSUER INFORMATION

If the issuer is an investment fund, provide the following information.

a) Investment fund manager information

Full legal name

Firm NRD number (if applicable)

If the investment fund manager does not have a firm NRD number, provide the head office contact information of the investment fund manager.

Street address

Municipality

Province/State

Country

Postal code/Zip code

Telephone number

Website (if applicable)

b) Type of investment fund

Type of investment fund that most accurately identifies the issuer (select only one).

☐ Money market ☐ Equity ☐ Fixed income

☐ Balanced ☐ Alternative strategies ☐ Other (describe)

Indicate whether one or both of the following apply to the investment fund.

☐ Invests primarily in other investment fund issuers

☐ Is a UCITs Fund[1]

[1]Undertaking for the Collective Investment of Transferable Securities funds (UCITs Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state.

c) Date of formation and financial year-end of the investment fund

Date of formation (YYYY MM DD)

Financial year-end (MM DD)

d) Reporting issuer status of the investment fund

Is the investment fund a reporting issuer in any jurisdiction of Canada? ☐ No ☐ Yes

If yes, select the jurisdictions of Canada in which the investment fund is a reporting issuer.

☐ All ☐ AB ☐ BC ☐ MB ☐ NB ☐ NL ☐ NT

☐ NS ☐ NU ☐ ON ☐ PE ☐ QC ☐ SK ☐ YT

e) Public listing status of the investment fund

If the investment fund has a CUSIP number, provide below (first 6 digits only)

CUSIP number

If the investment fund is publicly listed, provide the names of all exchanges on which its securities are listed. Include only the names of exchanges for which the issuer has applied for and received a listing, which excludes, for example, automated trading systems.

Exchange names

f) Net asset value (NAV) of the investment fund

Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian $).

☐ $0 to under $5M ☐ $5M to under $25M ☐ $25M to under $100M

☐ $100M to under $500M ☐ $500M to under $1B ☐ $1B or over

Date of NAV calculation: (YYYY MM DD)

ITEM 7 - INFORMATION ABOUT THE DISTRIBUTION

If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder's fees, which should be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report.

a) Currency

Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars.

☑ Canadian dollar ☐ US dollar ☐ Euro ☐ Other (describe)

b) Distribution date(s)

State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report.

	YYYY	MM	DD
Start date	2018	03	26
End date	2018	03	26

c) Detailed purchaser information

Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report.

d) Types of securities distributed

Provide the following information for all distributions that take place in a jurisdiction of Canada on a per security basis. Refer to Part A of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed. The information included in item 7d must reconcile to item 7f. For examples on how to report convertible securities, see our Frequently Asked Questions.

Security code	CUSIP number (if applicable)	Description of security	Number of securities	Canadian $ Single or lowest price	Canadian $ Highest price	Canadian $ Total amount
CVD	23129E305	Convertible Debentures in the aggregate principal amount of $33,500,000, convertible @ $1.00 into an aggregate of 33,500,000 common shares, subject to C21 Investments Inc being listed for trading on the Canadian Securities Exchange ("CSE").	33,500,000.00	1.0000	1.0000	33,500,000.00

e) Details of rights and convertible/exchangeable securities

If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.

Security code	Underlying security code	Exercise price (Canadian $) Lowest	Exercise price (Canadian $) Highest	Expiry date (YYYY-MM-DD)	Conversion ratio	Describe other items (if applicable)
CVD	CMS	1.0000	1.0000	2020-03-26	1	C21 Investments Inc. has the right to force conversion of the Debentures into common shares once it is listed for trading on the CSE.

f) Summary of the distribution by jurisdiction and exemption

State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only.

This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction.

For jurisdictions within Canada, state the province or territory, otherwise state the country.

Province or country	Exemption relied on	Number of purchasers	Total amount (Canadian $)
British Columbia	NI 45-106 2.5 [Family, friends and business associates]	41	1,833,360.00
Alberta	NI 45-106 2.3 [Accredited investor]	24	5,516,000.00

Alberta	NI 45-106 2.5 [Family, friends and business associates]	5	405,000.00
Ontario	Other	3	40,200.00
Nova Scotia	NI 45-106 2.3 [Accredited investor]	1	100,000.00
Yukon	NI 45-106 2.3 [Accredited investor]	1	250,000.00
Australia	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	4	720,000.00
Barbados	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	1	500,000.00
Hong Kong	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	4	3,293,000.00
Germany	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	1	15,000.00
Liechtenstein	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	1	2,000,000.00
Curaçao	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	1	20,000.00
Netherlands	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	2	1,050,000.00
Panama	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	1	125,000.00
Switzerland	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	2	550,000.00
United Kingdom	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	3	375,000.00
Cayman Islands	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	2	2,040,000.00
United States	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	17	1,657,540.00
British Columbia	NI 45-106 2.3 [Accredited investor]	78	8,875,900.00
Ontario	NI 45-106 2.3 [Accredited investor]	25	4,044,000.00
Guernsey	Distributions under BCI 72-503 sec. 4 (BC only, Schedule 1 not required)	1	90,000.00
		Total dollar amount of securities distributed	33,500,000.00
	Total number of unique purchasers[2]	218	

[2]In calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser.

g) Net proceeds to the investment fund by jurisdiction

If the issuer is an investment fund, provide the net proceeds to the investment fund for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides.[3] If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include net proceeds for that jurisdiction of Canada only. For jurisdictions within Canada, state the province or territory, otherwise state the country.

Province or country	Net proceeds (Canadian $)
Total net proceeds to the investment fund	

[3]"Net proceeds" means the gross proceeds realized in the jurisdiction from the distributions for which the report is being filed, less the gross redemptions that occurred during the distribution period covered by the report.

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

☐ No ☑ Yes If yes, indicate number of persons compensated. 11

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☐ No ☑ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Canaccord Genuity Corp.

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address: 609 Granville Street

Municipality: Vancouver

Province/State: British Columbia

Country: Canada

Postal code/Zip code: V7Y 1H2

Email address: rbabia@canaccordgenuity.com

Telephone number: 6046430230

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager

☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 84,500.00

Value of all securities distributed as compensation[4]: 84,500.00

Security codes:

Security code 1			Security code 2			Security code 3		
W	N	T						

Describe terms of warrants, options or other rights: Warrant is exercisable commencing on the date C21 Investments Inc. is listed for trading on the Canadian Securities Exchange at $1.00 per share, expiring March 26, 2019.

Other compensation[5]:

Describe:

Total compensation paid: 169,000.00

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☐ No ☑ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Haywood Securities Inc.

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address	200 Burrard Street		
Municipality	Vancouver	Province/State	British Columbia
Country	Canada	Postal code/Zip code	V6C3L6
Email address	rrongavilla@haywood.com	Telephone number	6046976079

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager ☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager ☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 195,795.00

Value of all securities distributed as compensation[4]: 195,795.00

Security codes:

Security code 1	Security code 2	Security code 3
W N T		

Describe terms of warrants, options or other rights: Warrant to purchase 195,795 shares is exercisable commencing on the date C21 is listed for trading on the Canadian Securities Exchange, expiring March 25, 2019.

Other compensation[5]: Describe:

Total compensation paid 391,590.00

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

[5]Do not include deferred compensation.

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☑ No ☐ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: National Bank Financial Inc.

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address: 666 Burrard Street

Municipality: Vancouver

Province/State: British Columbia

Country: Canada

Postal code/Zip code: V6C 2X8

Email address: LCristello@IAGTO.CA

Telephone number: 4168642695

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager

☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 223,500.00

Value of all securities distributed as compensation[4]: 223,500.00

Security codes:

Security code 1			Security code 2			Security code 3		
W	N	T						

Describe terms of warrants, options or other rights: Warrant to purchase up to 223,500 common shares at $1.00 per share, commencing on the date C21 Investments Inc. is listed for trading on the Canadian Securities Exchange, expiring March 25, 2019.

Other compensation[5]:

Describe:

Total compensation paid 447,000.00

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☑ No ☐ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: CIBC Wood Gundy Co.

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address	22 Front Street West		
Municipality	Toronto	Province/State	Ontario
Country	Canada	Postal code/Zip code	M5J 2W5
Email address	james.blake@cibc.ca	Telephone number	7804298917

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager

☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 172,000.00

Value of all securities distributed as compensation[4]: 172,000.00

Security codes:

Security code 1			Security code 2			Security code 3		
W	N	T						

Describe terms of warrants, options or other rights:

Other compensation[5]:

Describe: Warrant to purchase up to 172,000 common shares at $1.00 per share, exercisable commencing on the date C21 Investments Inc. is listed for trading on the Canadian Securities Exchange, expiring March 25, 2019.

Total compensation paid: 344,000.00

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

[5] Do not include deferred compensation.

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☑ No ☐ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Gravitas Securities Inc.

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address	333 Bay Street		
Municipality	Toronto	Province/State	Ontario
Country	Canada	Postal code/Zip code	M5H 2R2
Email address	pfarmand@gravitassecurities.com	Telephone number	4163670999

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager

☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 90,000.00

Value of all securities distributed as compensation[4]: 90,000.00

Security codes:

Security code 1	Security code 2	Security code 3
WNT		

Describe terms of warrants, options or other rights: Warrant to purchase up to 90,000 shares at $1.00 per share, exercisable commencing on the date C21 Investments Inc. is listed for trading on the Canadian Securities Exchange, expiring March 25, 2019.

Other compensation[5]: Describe:

Total compensation paid: 180,000.00

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☑ No ☐ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Arcon Holdings Ltd.

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address: 5289 Keith Road

Municipality	West Vancouver	Province/State	British Columbia
Country	Canada	Postal code/Zip code	V7W 2M9
Email address	dspooner@shaw.ca	Telephone number	6043486160

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager

☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 35,500.00

Value of all securities distributed as compensation[4]:

Security codes

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]: Describe:

Total compensation paid

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☑ No ☐ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Simco Services Inc.

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address	595 Howe Street		
Municipality	Vancouver	Province/State	British Columbia
Country	Canada	Postal code/Zip code	V6C2T5
Email address	joe@simcoservices.ca	Telephone number	6047182800

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- ☐ Connect with the issuer or investment fund manager
- ☐ Insider of the issuer (other than an investment fund)
- ☐ Director or officer of the investment fund or investment fund manager
- ☐ Employee of the issuer or investment fund manager
- ☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 120,000.00

Value of all securities distributed as compensation[4]:

Security codes:

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]: Describe:

Total compensation paid:

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]*Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5]*Do not include deferred compensation.*

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☑ No ☐ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Wellchamp Investments Limited

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address: 804A, 8/F World Wide House, 19 Des Voeux Road Central

Municipality:

Province/State: Hong Kong

Country: China

Postal code/Zip code:

Email address: donald.tong@wellchamp.net

Telephone number: 85228418810

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager
☐ Insider of the issuer (other than an investment fund)
☐ Director or officer of the investment fund or investment fund manager
☐ Employee of the issuer or investment fund manager
☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 63,250.00

Value of all securities distributed as compensation[4]:

Security codes:

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]:

Describe:

Total compensation paid

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.
[5]Do not include deferred compensation.

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☑ No ☐ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual	Robinson	Scott	
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual:

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address	941 Picard Drive		
Municipality	Edmonton	Province/State	Alberta
Country	Canada	Postal code/Zip code	T5T6N6
Email address	srobinson9999@gmail.com	Telephone number	7809191958

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager

☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 80,000.00

Value of all securities distributed as compensation[4]:

Security codes:

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]:

Describe:

Total compensation paid:

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]*Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5]*Do not include deferred compensation.*

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☑ No ☐ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Whiteswan BV

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address	Arthur van Schendelstraat 197, 3511 MC		
Municipality	Utrecht	Province/State	
Country	Netherlands	Postal code/Zip code	
Email address	peter@vermeulenresearch.com	Telephone number	31613011760

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager

☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 41,000.00

Value of all securities distributed as compensation[4]:

Security codes

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]: Describe:

Total compensation paid:

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☑ No ☐ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Goldreign Capital Inc.

Firm NRD number: (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address: 1111 Alberni Street

Municipality: Vancouver

Province/State: British Columbia

Country: Canada

Postal code/Zip code: V6E4V2

Email address:

Telephone number: 7783888820

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager

☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 56,500.00

Security codes

Security code 1	Security code 2	Security code 3

Value of all securities distributed as compensation[4]:

Describe terms of warrants, options or other rights:

Other compensation[5]:

Describe:

Total compensation paid:

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

ITEM 9 - DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS OF THE ISSUER

If the issuer is an investment fund, do not complete Item 9. Procced to Item 10.

Indicate whether the issuer is any of the following (select all that apply).

- [x] Reporting issuer in any jurisdiction of Canada
- [ ] Foreign public issuer
- [ ] Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada[6]

Provide name of reporting issuer ______

- [ ] Wholly owned subsidiary of a foreign public issuer[6]

Provide name of foreign public issuer ______

- [ ] Issuer distributing eligible foreign securities only to permitted clients[7]

If the issuer is at least one of the above, do not complete Item 9(a) – (c). Proceed to Item 10.

[6]An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer's outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively.
[7]Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non-permitted clients. Refer to the definitions of "eligible foreign security" and "permitted client" in Part B(1) of the Instructions.

- [ ] ***If the issuer is none of the above, check this box and complete Item 9(a) - (c).***

a) Directors, executive officers and promoters of the issuer

Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory; otherwise state the country. For "Relationship to issuer", "D" – Director, "O" – Executive Officer, "P" – Promoter.

Organization or company name	Family name	First given name	Secondary given names	Business location of non-individual or residentail jurisdiction of individual	Relationship to issuer (select all that apply)		
				Province or country	D	O	P

b) Promoter information

If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory; otherwise state the country. For "Relationship to promoter", "D" – Director, "O" – Executive Officer.

Organization or company name	Family name	First given name	Secondary given names	Residential jurisdiction of individual	Relationship to promoter (select one or both if applicable)	
				Province or country	D	O

c) Residential address of each individual

Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons.

ITEM 10 - CERTIFICATION

Provide the following certification and business contact information of an officer or director of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund.

The certification may not be delegated to an agent or other individual preparing the report on behalf of the issuer or underwriter. If the individual completing and filing the report is different from the individual certifying the report, provide their name and contact details in Item 11.

The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT

By completing the information below, I certify to the securities regulatory authority or regulator that:

- I have read and understand this report; and
- all of the information provided in this report is true.

Full legal name	Cheney	Robert	
	Family name	First given name	Secondary given names

Title: Chief Executive Officer

Name of issuer/underwriter/ investment fund manager: C21 Investments Inc.

Telephone number: 6043368613

Email address: cheney.robert@gmail.com

Signature: SIGNED: Robert Cheney

Date: 2018 (YYYY) 05 (MM) 29 (DD)

ITEM 11- CONTACT PERSON

Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10.

☐ Same as individual certifying the report

Full legal name	Telford	Susan	Heather
	Family name	First given name	Secondary given names

Title: Corporate and Securities Administrator

Name of company: Aquila Consulting Inc.

Telephone number: 6047182800

Email address: susan@simcoservices.ca

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form.

The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada:

a) has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedules 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority's or regulator's indirect collection of the information, and

b) has authorized the indirect collection of the information by the securities regulatory authority or regulator.